Will H. Cai
+852 3758 1210
wcai@cooley.com

September 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Eric Atallah Ms. Lynn Dicker Mr. Daniel Crawford Mr. Alan Campbell

Re:	APRINOIA Therapeutics Inc. Amendment No. 3 Registration Statement on Form F-1 Filed August 28, 2024 File No. 333-276696

Ladies and Gentlemen:

On behalf of our client, APRINOIA Therapeutics Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 6, 2024 (the “Comment Letter”). Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Company’s Registration Statement on Form F-1 (the “Amendment No. 4”) and certain exhibits via EDGAR,

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 4. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-1

Cover Page

1.
Consistent with your disclosure on the cover page to the resale prospectus, please also disclose here that the selling shareholders in the resale offering may not commence the resale of their shares pursuant to the resale prospectus until after your primary offering closes and that the resale offering will not proceed if your common stock is not approved for listing on the Nasdaq Global Market.

In response to the Staff’s comment, the Company has revised the cover page of Amendment No. 4.

September 11, 2024

General

2.
We note your disclosure on page Alt-4 that your selling shareholders may engage broker-dealers to sell their ordinary shares. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment and revise your disclosure as needed. Please also revise Item 9 to provide the undertakings required by Item 512(a) of Regulation S-K

The Company acknowledges the Staff’s comment and confirms its understanding that the retention by a selling shareholder of an underwriter would constitute a material change to the plan of distribution that would require the Company to file a post-effective amendment. The Company has revised the disclosure on page Alt-5 of Amendment No. 4 accordingly. In addition, the Company has revised the disclosure on page II-4 of Amendment No. 4 to include the appropriate undertakings under Item 512(a) of Regulation S-K.

3.
We refer to your explanatory note regarding the two prospectuses for the primary and secondary offerings as well as your registration statement cover page, which appears to indicate that the resale offering will be made pursuant to Rule 415. Please provide us with an analysis explaining your basis for determining that ShangPharma Investment Group Limited is eligible to participate in a resale offering to be made under Rule 415(a)(1)(i). In your response, consider the guidance provided in Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website.

The Company respectfully submits that the proposed sale of the Resale Shares by ShangPharma Investment Group Limited (“ShangPharma”) as contemplated in Amendment No. 4 is appropriately characterized as a secondary offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act, rather than a primary offering in which ShangPharma is acting as a conduit in a distribution to the public.

In making this determination, the Company analyzed, among other factors, the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09 (the “C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.19 provides: “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Factor 1: How long ShangPharma has held the securities.

ShangPharma acquired 5,253,000 ordinary shares in June 2017 and 1,250,000 Series B preferred shares in September 2017 in a bona fide private placement made in reliance on an exemption from registration under the Securities Act. ShangPharma paid the full purchase price for the shares upon acquisition and such purchase price was set and not based on a fluctuating market price or ratio. ShangPharma has not sold any of these shares since its acquisition of the shares. As a result, following a 1-for-4 reverse share split of the Company’s ordinary and preferred shares, which took effect on March 8, 2024, ShangPharma currently holds 1,313,250 ordinary shares and 312,500 Series B preferred shares. ShangPharma has been subject to the full economic and market risks of its entire investment since its acquisition of the shares. In addition, ShangPharma acquired the shares with no assurance that a liquid market would be available in which the shares could be sold. The foregoing facts indicate that ShangPharma acquired the shares for investment purposes, and do not suggest any intent to distribute the shares on behalf of the Company or that ShangPharma is acting as an underwriter.

Factor 2: Circumstances under which ShangPharma received the securities.

As discussed under Factor 1 above, ShangPharma acquired the shares being registered for resale in a bona fide private placement made in reliance on an exemption from registration under the Securities Act in 2017. ShangPharma paid the full purchase price for the shares upon acquisition, and such purchase price was not based on a fluctuating market price or ratio. ShangPharma acquired those shares with no assurance that a liquid market would be available in which the shares could be sold, and has been subject to the full economic and market risks of its entire investment since acquisition. ShangPharma provides early-stage financing to healthcare companies and is a strategic partner and early investor in the Company. ShangPharma has not entered into any underwriting relationship or arrangement with the Company, received any commission or other payment from the Company in connection with the resale of any of their securities, and the Company will receive no proceeds from the resale of the Resale Shares, if any, by ShangPharma. The Company is of the view that these circumstances are distinct from those involving a primary offering by or on behalf of the Company.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

September 11, 2024

In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the registration statement on Form F-1 (the “Registration Statement”) is declared effective. Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any factor or circumstances that would suggest that any such special selling efforts or selling methods, such as investor presentations or road shows, by or on behalf of ShangPharma, have or are intended to take place if the Registration Statement is declared effective.

Factor 3: ShangPharma’s relationship with the Company.

The managing director of ShangPharma, Mr. Michael Xin Hui, is currently a director of the Company, who will resign from the board of directors of the Company upon the effectiveness of the Registration Statement. While ShangPharma may be deemed an “affiliate” of the Company by virtue of Mr. Hui being a director of the Company, an affiliate of the issuer is not necessarily treated as being the alter ego of the issuer, and an affiliate may make offerings which are deemed to be genuine secondaries. See the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations, Question 212.15.

The Company does not have an underwriting relationship with ShangPharma or any contractual, legal, or other relationship that would control the timing, nature or amount of resales of the Resale Shares following the effectiveness of the Registration Statement or even whether any such Resale Shares are resold at all under the Registration Statement. To the Company’s knowledge, at no time has ShangPharma been affiliated with or acted as a securities broker-dealer or representative thereof.

To the extent that ShangPharma sells the Resale Shares, ShangPharma will retain all proceeds from such sales and the Company will not receive any of the proceeds from the resales.

Factor 4: The amount of shares to be sold by ShangPharma.

The total number of the shares registered for resale by ShangPharma is 374,281, representing 1.4% of the Company’s outstanding ordinary shares on an as-converted basis as of the date of this response letter. Therefore, the Company respectfully asserts that the size of the resale offering of the shares held by ShangPharma does not involve such a significantly high volume of ordinary shares registered for resale. In light of these circumstances, the Company submits that the number of shares being registered for resale should not prohibit the use of Rule 415(a)(1)(i) under the Securities Act for the resale offering of shares by ShangPharma.

Factor 5: Whether ShangPharma is in the business of underwriting securities.

To the Company’s knowledge, neither ShangPharma, nor Mr. Michael Xin Hui, the natural person that exercises voting and investment power over the shares held by ShangPharma, is or has ever been in the business of underwriting securities.

Factor 6: Whether under all the circumstance it appears that ShangPharma is acting as a conduit for the Company.

The Company respectfully submits that it is of the view that the circumstances of the offering do not indicate that ShangPharma is selling the Resale Shares on behalf of the Company. ShangPharma acquired the Resale Shares in a bona fide private placement made in reliance on an exemption from registration under the Securities Act, for investment purposes and at a purchase price not based on a fluctuating market price or ratio. ShangPharma did not acquire the Resale Shares under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale or that the Company had any financial interest in the resale of the Resale Shares held by ShangPharma. The Company will receive no portion of the proceeds from any sales of the Resale Shares. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, neither ShangPharma, nor Mr. Michael Xin Hui, the natural person that exercises voting and investment power over the shares held by ShangPharma, is or has ever been in the business of underwriting securities.

In light of the circumstances and the other facts described above, the Company respectfully advises the Staff that it believes ShangPharma is not acting as an underwriter on behalf of, or as a conduit for, the Company.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

September 11, 2024

4.	Please revise to provide a bona fide estimate of the range of the maximum offering price that complies with Question 134.04 of our Compliance and Disclosure Interpretations, Regulation S-K.

In response to the Staff’s comment, the Company has revised the estimate of the price range to $10.00 to $12.00, resulting in a difference between the high and low end of the bona fide price range per share to be no more than 20%. The Company has also revised the disclosure throughout Amendment No. 4 accordingly.

* * *

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

September 11, 2024

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:
Mark S. Shearman, Chief Executive Officer, APRINOIA Therapeutics Inc.
Brian Achenbach, Chief Financial Officer, APRINOIA Therapeutics Inc.
Timothy Pitrelli, Esq., Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Leah Gonzales, Audit Partner, MaloneBailey, LLP
Michael J. Blankenship, Winston & Strawn LLP